SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Riverbed Technology, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

768573 10 7

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Jerry M. Kennelly

President and Chief Executive Officer

Riverbed Technology, Inc.

199 Fremont Street

San Francisco, CA 94105

(415) 247-8800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Segre, Esq.

Richard A. Kline, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow employees of Riverbed Technology, Inc. (the “Company”) to exchange certain of their outstanding stock options for new stock options (the “Option Exchange”).

On April 24, 2008, the Company held a conference call relating to its financial results for the quarter ended March 31, 2008, during which the Option Exchange was discussed. The text of such discussion is attached herewith as Exhibit 99.1 and is incorporated herein by reference.

In addition, on April 24, 2008, Jerry M. Kennelly, the Company’s President and Chief Executive Officer, sent an e-mail to employees of the Company who hold options eligible for exchange in the Option Exchange describing the Company’s intention to commence the Option Exchange in the near future. The text of the e-mail is attached herewith as Exhibit 99.2 and is incorporated herein by reference.

At the time the Option Exchange is commenced, the Company will provide option holders who are eligible to participate in the Option Exchange with written materials explaining the precise terms and timing of the Option Exchange. Persons who are eligible to participate in the Option Exchange should read these written materials carefully when they become available because they will contain important information about the Option Exchange. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12.	EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99.1	Excerpt from conference call

99.2	E-mail communication to Employees from Jerry M. Kennelly, President and Chief Executive Officer